EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

September 24, 2010	TSX Venture Exchange: EMR
US OTC: EGMCF
U.S. 20-F Registration: 000-51411
Frankfurt Stock Exchange: EML

EMGOLD CLOSES FIRST TRANCHE OF EQUITY FINANCING

AND INCREASES TOTAL FINANCING AMOUNT TO US $1,250,000

Emgold Mining Corporation (the "Company" or "Emgold") is pleased to announce that it has closed the first tranche of its previously announced non-brokered private placement. A total of 5,203,856 units (“Units”) were issued at the price of US$0.14 per Unit to raise US$728,540. Each Unit consists of one common share (“Share”) of the Company and one non-transferable share purchase warrant (the "Warrant").  Each Warrant entitles the holder to purchase, for a period of 24 months, one additional Share of the Company at a price of US$0.35.

Finder's fees of $15,680 and 112,000 finder’s warrants (“Finder’s Warrants”) were awarded in relation to the first tranche of the financing.  The Finder’s Warrants have the same terms as the Warrants included in the Units sold to purchasers.  The Shares, Warrants. and Finder’s Warrants issued in connection with this non-brokered private placement are subject to a minimum hold period of four months.

Emgold also announces that it has elected, subject to TSX Venture Exchange approval, to increase the amount of its previously announced non-brokered private placement financing from US$750,000 to US$1,250,000 due to increased interest in the Company and its projects.  If fully subscribed, a total of 8,928,571 Units will be issued.   Finder's fees of up to 8% of the subscription proceeds may be paid for services rendered in introducing certain subscribers to the offering. The Shares, Warrants, and Finder’s Warrants issued in connection with this non-brokered private placement will be subject to a minimum hold period of four months.

Emgold is currently in the advanced stage of permitting the Idaho-Maryland Project, located in Grass Valley, CA. The Idaho-Maryland Mine was the second largest underground gold mine in California, producing 2.4 million ounces of gold at an average recovered grade of 0.43 ounce per ton. It is adjacent to the Empire Mine, Newmont Mining Corporation's first operating gold mine and historically California's largest underground gold mine, which is reported to have produced 5.8 million ounces of gold. Newmont retains the mineral rights to the Empire Mine. The Grass Valley Mining District produced over 17 million ounces of gold from 1850 to 1956. Both the Idaho-Maryland Mine and Empire Mine shut down in 1956 due to the fixed price of gold at US$35 per ounce and rising labor and supply costs after WWII. The Idaho-Maryland Project contains a NI 43-101 compliant measured and indicated resource of 472,000 ounces of gold at a grade of 0.28 ounces per ton and an inferred resource of 1,002,000 ounces of gold at a grade of 0.39 ounce per ton, estimated as at March 1, 2007 (See Emgold's NI 43-101 compliant Technical Report titled "Idaho-Maryland Mine Project" dated December 8, 2009, filed under the Company's profile at www.sedar.com)

Information in this news release that is of a scientific or technical nature was prepared by Mr. Robert Pease, Professional Geologist (California), Chief Geologist and a Qualified Person as defined in National Instrument 43-101.

For more information about Emgold, the Idaho-Maryland Gold Project and the Buckskin Rawhide, Stewart, and Rozan Properties, please visit www.emgold.com.

This release is not an offer of securities for sales in the United States.  Securities may not be offered or sold in the United States absent registration or exemption from registration.

On behalf of the Board of Directors

David G. Watkinson

President & COO

For further information please contact:

Tel: 604-687-4622  Toll Free: 1-888-267-1400

Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address mineral resource estimates, future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements and are based on a number of assumptions, including but not limited to the assumptions underlying the estimated resources outlined in the Technical Report are and remain valid, that the demand for and price of gold remains constant or increases and does not experience a material decline, and that the Company will be able to raise the capital required to hold and develop the Idaho-Maryland Project. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include changes the price of gold, the price of the company's shares, the costs of labour, equipment and other costs associated with exploration, development and mining operations, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.